SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K/A

The present Amendment is being filed because there was an inaccuracy in the “Capital Outstanding” and in the “Amount of interests being paid” stated in the Form 6-K filed by the Company on November 13,2007, which reported the summary of the payment notice of the tenth and last installment of interests related to the Company’s Convertible Notes in a nominal value principal amount of US$100,000,000, Due 2007.

IRSA Inversiones y Representaciones Sociedad Anónima Convertible Notes in a nominal value principal amount of US$ 100,000,000, Due 2007.

The Company informs that on November 14, 2007 will start the payment to the holders of the tenth and last installment of interests related to the Convertible Notes issued on November 14, 2002.

Payment Agent: The Bank of New York.

Payment date: November 14, 2007

Payment hours: From 10 am to 3 pm, Buenos Aires time.

Installment number: Tenth installment of interests

Period comprised by the payment: May 14, 2007/November 14, 2007

Concept of payment: Interests (100%)

Payment currency: United States Dollars

Capital Outstanding: US$ 860,464

Annual Nominal Interest: 8.00%

Amount of interests being paid: US$ 34,418.56

The interests will be paid to those registered with the Register Agent as holder of the Convertible Notes, on October 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 14, 2007